

Mail Stop 7010

January 6, 2009

**via U.S. mail and facsimile**

Mr. Gregory A. Enders
President and CEO
Momentum Biofuels, Inc.
2600 S. Shore Blvd., Suite 100
League City, TX 77573

RE:     **Form 8-K Item 4.01 filed November 12, 2008**
        **File #0-50619**

Dear Mr. Enders:

        We issued comments to you on the above captioned filing on November 12, 2008. As of the date of this letter, these comments remain outstanding and unresolved.  We expect you to contact us by January 20, 2009, addressing these outstanding comments.

        If you do not respond to the outstanding comments by January 20, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure.  Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed.  You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

        Please contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or myself at (202) 551-3355 if you have any questions.

                                        Sincerely,


                                        Terence O'Brien
                                        Accounting Branch Chief